SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30063; 812-13846]

Van Eck VIP Trust, et al.; Notice of Application

May 10, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application to amend a prior order under section 12(d)(1)(J) of the

Investment Company Act of 1940 ("Act") for an exemption from sections 12(d)(1)(A) and (C) of

the Act.

Applicants: Van Eck VIP Trust (f/k/a Van Eck Worldwide Insurance Trust) ("VIP"), Van Eck

Funds, Market Vectors ETF Trust (each, a "Trust" and collectively, the "Trusts"), and Van Eck

Associates Corporation (the "Adviser").

Summary of the Application: Applicants previously obtained an order ("Prior Order")

permitting certain registered open-end management investment companies to acquire shares of

other registered open-end management investment companies and unit investment trusts that are

within and outside the same group of investment companies in excess of the limits imposed by

sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.[1] Applicants request an order ("Order") that

would amend the Prior Order by also permitting such registered open-end management

investment companies to acquire shares of registered closed-end investment companies and

business development companies as defined by section 2(a)(48) of the Act ("business

development companies," and, collectively with registered closed-end investment companies,

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[1]   In the Matter of Van Eck Worldwide Insurance Trust, et al., Investment Company Act Release Nos. 27820 (May 9, 2007) (notice) and 27849 (June 1, 2007) (order). Van Eck Funds, Inc. was a party to the application for the Prior Order but is not among the applicants for the Application (as defined below) because Van Eck Funds, Inc. was deregistered on June 25, 2008 (under the name Van Eck Funds II, Inc.).

"Closed-End Funds") that are within and outside the same group of investment companies in excess of the limits imposed by sections 12(d)(1)(A) and 12(d)(1)(C) of the Act.

Filing Dates: The application was filed on November 16, 2010, and amended on May 10, 2011, November 18, 2011, March 15, 2012, and May 7, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 4, 2012, and should be accompanied by proof of service on applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street NE, Washington, DC 20549-1090; Applicants, 335 Madison Avenue, 19th Floor, New York, New York 10017.

For Further Information Contact: Jill Ehrlich, Senior Counsel, at (202) 551-6819, or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1. Each Trust is registered under the Act as an open-end management investment company. The shares of each series of VIP currently are offered and sold through registered separate accounts of insurance companies that are not affiliates of the Adviser ("Registered Separate Accounts") and unregistered separate accounts of insurance companies that are not affiliates of the Adviser ("Unregistered Separate Accounts" and, together with the Registered Separate Accounts, the "Separate Accounts").[2] The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 and is the investment adviser for each of the Funds (as defined below).

2. The Prior Order permits certain series of the Trusts ("Funds") to operate as funds of funds ("Funds of Funds") that will invest in other Funds that are part of the same "group of investment companies" (as defined in section 12(d)(1)(G) of the Act) as the Fund of Funds and also in other registered open-end management investment companies and unit investment trusts that are not part of the same group of investment companies (as defined in section 12(d)(1)(G) of the Act) as the Fund of Funds.[3] Applicants request an Order under section 12(d)(1)(J) that would amend the Prior Order by also permitting the Funds of Funds to invest in excess of the limits imposed by sections 12(d)(1)(A) and 12(d)(1)(C) of the Act in securities issued by Closed-

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[2]   Capitalized terms not otherwise defined in this notice have the same meaning ascribed to them in the application for the Order ("Application"). To ensure that the Closed-End Funds are covered by the terms and conditions of the Prior Order, as amended by the Application, applicants have proposed modifying the terms "Affiliated Underlying Funds," "Unaffiliated Underlying Funds" and "Unaffiliated Funds" to include relevant Closed-End Funds.

[3]   Each Fund of Funds will comply with the terms and conditions of the Prior Order, as amended by the Application. All entities that currently intend to rely on the requested Order have been named as applicants and any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. Applicants request that the relief also apply to any other existing or future registered open-end management investment company that is part of the same group of investment companies, as defined in section 12(d)(1)(G) of the Act, as the Funds.

End Funds that may or may not be part of the same group of investment companies[4] as the Fund

of Funds.[5]

Applicants' Legal Analysis:

1.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from

acquiring shares of an investment company if the securities represent more than 3% of the total

outstanding voting stock of the acquired company, more than 5% of the total assets of the

acquiring company, or, together with the securities of any other investment companies, more

than 10% of the value of the total assets of the acquiring company. Section 12(d)(1)(C) prohibits

an investment company from acquiring any security issued by a registered closed-end investment

company if such acquisition would result in the acquiring company, any other investment

companies having the same investment adviser, and companies controlled by such investment

companies, collectively, owning more than 10% of the outstanding voting stock of the registered

closed-end investment company.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any

person, security, or transaction, or any class or classes of persons, securities or transactions, from

any provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors.

3.   Applicants state that the terms and conditions of the Prior Order would largely

address the concerns underlying section 12(d)(1) with respect to the acquisition by a Fund of

Funds of shares of Closed-End Funds, which include concerns about undue influence by a fund

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[4]   For purposes of the Application, the term "group of investment companies" means any two or more
registered investment companies, including closed-end investment companies, that hold themselves out to investors
as related companies for purposes of investment and investor services.

[5]   With respect to investments in business development companies, applicants only seek an exemption from
section 12(d)(1)(A) of the Act, not section 12(d)(1)(C). Applicants state that, for purposes of the Application,
investments in business development companies do not present any particular considerations or concerns that may
be different from those presented by investments in registered closed-end investment companies.

of funds over underlying funds, excessive layering of fees, and overly complex fund structures.

For example, applicants state that, pursuant to condition 8 of the Prior Order, as amended, prior

to an investment in shares of a Closed-End Fund in excess of the limit in section 12(d)(l)(A)(i),

the Fund of Funds and the Closed-End Fund will execute a Participation Agreement. Applicants

also state that an Unaffiliated Fund (including a Closed-End Fund) would retain its right to reject

any initial investment by a Fund of Funds in excess of the limits in section 12(d)(1)(A)(i) of the

Act by declining to execute the Participation Agreement with the Fund of Funds. In addition,

applicants state that, subject solely to the giving of notice to the Fund of Funds and the passage

of a reasonable notice period, an Unaffiliated Fund (including a Closed-End Fund) could

terminate a Participation Agreement with the Fund of Funds.

4.   Furthermore, applicants believe that a Fund of Fund's investments in Closed-End

Funds raise less potential for a fund to exercise undue influence over the management and

operation of an Underlying Fund through the threat of large scale redemptions. Applicants state

that this concern is not applicable to a Fund of Funds' investments in Closed-End Funds because

Closed-End Funds do not issue redeemable securities. Rather, applicants state that sales will

only be effected through transactions in the secondary market.[6] Applicants state that, because

these sales would not require the Closed-End Fund to alter its investments or deplete its assets, a

Fund of Funds should not be able to influence the management or operation of a Closed-End

Fund through threats of sales of shares.

5.   However, applicants state that there may be a greater opportunity for a Fund of

Funds to exercise influence over the management and operations of a Closed-End Fund through

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[6]   Applicants note that a Fund of Funds would purchase and sell shares of a Closed-End Fund through secondary market transactions at market prices rather than through principal transactions with the Closed-End Fund at net asset value. Applicants are not requesting section 17(a) relief to acquire shares of Closed-End Funds and will not rely on the section 17(a) relief granted in the Prior Order for such purpose.

voting power than is the case with respect to open-end funds. To address this concern, applicants

submit that, with respect to a Fund of Funds' investment in an Unaffiliated Underlying Fund that

is a Closed-End Fund, (i) each member of the Group or the Subadviser Group that is an

investment company or an issuer that would be an investment company but for section 3(c)(1) or

3(c)(7) of the Act will vote its shares of the Closed-End Fund in the manner prescribed by

section 12(d)(1)(E) of the Act and (ii) each other member of the Group or the Subadviser Group

will vote its shares of the Closed-End Fund in the same proportion as the vote of all other holders

of the same type of such Closed-End Fund's shares (except that any member of the Group or

Subadviser Group that is a Separate Account will instead be subject to the voting procedures

described in Condition 1 below). Applicants state that this would preclude the Group and

Subadviser Group from influencing the management or operation of a Closed-End Fund,

including the outcome of a shareholder proposal, through voting by a Fund of Funds of shares.

6.   Accordingly, applicants believe that the requested exemption is consistent with the

public interest and the protection of investors.

Applicants' Conditions:

Applicants agree that the Order granting the requested relief would be subject to the same

conditions as those imposed by the Prior Order, except for condition 1 to the Prior Order, which

would be revised as follows:

The members of the Group will not control (individually or in the aggregate) an

Unaffiliated Underlying Fund within the meaning of section 2(a)(9) of the Act. The members of

a Subadviser Group will not control (individually or in the aggregate) an Unaffiliated Underlying

Fund within the meaning of section 2(a)(9) of the Act. With respect to a Fund of Funds'

investment in an Unaffiliated Underlying Fund that is a Closed-End Fund (i) each member of the

Group or the Subadviser Group that is an investment company or an issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Closed-End Fund in the manner prescribed by section 12(d)(1)(E) of the Act and (ii) each other member of the Group or the Subadviser Group will vote its shares of the Closed-End Fund in the same proportion as the vote of all other holders of the same type of such Closed-End Fund's shares (except that any member of the Group or Subadviser Group that is a Separate Account will instead be subject to the voting procedures described below). If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Underlying Fund, the Group or a Subadviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Underlying Fund, then the Group or the Subadviser Group (except for any member of the Group or Subadviser Group that is a Separate Account) will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund's shares. This condition will not apply to a Subadviser Group with respect to an Unaffiliated Underlying Fund for which the Fund of Funds Subadviser or a person controlling, controlled by or under common control with the Fund of Funds Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Fund) or the sponsor (in the case of an Unaffiliated Trust).

A Registered Separate Account will seek voting instructions from its contract holders and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (a) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund's shares or

(b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary